SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE inContact CXone Workforce Optimization Pro Brings Modern Employee Experience to On-Premises Contact Centers, Dated May 01, 2018.

99.2 NICE Cognitive Robotic Automation Platform Expands on Amazon Lex’s Self-Service Capabilities, Dated May 03, 2018.

99.3 NICE Actimize Wins a 2018 RegTech Award, Dated May 07, 2018.

99.4 NICE Actimize Re-Invents Financial Crime Analytics with Flexible Cloud-Enabled ‘Augmented Intelligence’, Dated May 11, 2018.

99.5 NICE Announces Adaptive Workforce Optimization 2.0, Dated May 14, 2018.

99.6 NICE inContact CXone Recognized as Gold Stevie® Award Winner In 2018 American Business Awards, Dated May 15, 2018.

99.7 NICE Introduces NEVA, The World’s First Robotic Virtual Attendant for Employees, Delivering Intelligent, Real-Time Support Across the Enterprise, Dated May 15, 2018.

99.8 NICE inContact CXone With RiverStar Improves Compliance and Reduces Training Costs and Errors for Appriss Safety, Dated May 16, 2018.

99.9 NICE and NICE inContact Announce CX Excellence Award Winners at Interactions 2018, Dated May 16, 2018.

100.0 NICE Actimize Wins an FTF News 2018 Technology Innovation Award, Dated May 17, 2018.

100.1 – NICE Back-Office Solution Receives Frost and Sullivan Market Leadership Europe Award, Dated May 17, 2018.

100.2 Riverside County Sheriff’s Department Deploys Latest NICE 9-1-1-ready Recording and Incident Intelligence Technology, Dated May 22, 2018.

100.3 NICE EMEA Interactions 2018 to Present Breakthrough Insights on Smart Interactions in the Cloud Over Two Day Event, Dated May 23, 2018.

100.4 – NICE inContact CXone Authorized to Operate in FedRAMP Marketplace, Dated May 24, 2018.

100.5 NICE Actimize’s User Group to Address Paradigm Shift at Financial Institutions Fueled By AI, Dated May 30, 2018.

100.6 NICE Actimize Introduces ActimizeWatch, Dated May 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate Vice President, General Counsel and Corporate Secretary Dated: June 5, 2018

EXHIBIT INDEX

99.1 NICE inContact CXone Workforce Optimization Pro Brings Modern Employee Experience to On-Premises Contact Centers, Dated May 01, 2018.

99.2 NICE Cognitive Robotic Automation Platform Expands on Amazon Lex’s Self-Service Capabilities, Dated May 03, 2018.

99.3 NICE Actimize Wins a 2018 RegTech Award, Dated May 07, 2018.

99.4 NICE Actimize Re-Invents Financial Crime Analytics with Flexible Cloud-Enabled ‘Augmented Intelligence’, Dated May 11, 2018.

99.5 NICE Announces Adaptive Workforce Optimization 2.0, Dated May 14, 2018.

99.6 NICE inContact CXone Recognized as Gold Stevie® Award Winner In 2018 American Business Awards, Dated May 15, 2018.

99.7 NICE Introduces NEVA, The World’s First Robotic Virtual Attendant for Employees, Delivering Intelligent, Real-Time Support Across the Enterprise, Dated May 15, 2018.

99.8 NICE inContact CXone With RiverStar Improves Compliance and Reduces Training Costs and Errors for Appriss Safety, Dated May 16, 2018.

99.9 NICE and NICE inContact Announce CX Excellence Award Winners at Interactions 2018, Dated May 16, 2018.

100.0 NICE Actimize Wins an FTF News 2018 Technology Innovation Award, Dated May 17, 2018.

100.1 – NICE Back-Office Solution Receives Frost and Sullivan Market Leadership Europe Award, Dated May 17, 2018.

100.2 Riverside County Sheriff’s Department Deploys Latest NICE 9-1-1-ready Recording and Incident Intelligence Technology, Dated May 22, 2018.

100.3 NICE EMEA Interactions 2018 to Present Breakthrough Insights on Smart Interactions in the Cloud Over Two Day Event, Dated May 23, 2018.

100.4 – NICE inContact CXone Authorized to Operate in FedRAMP Marketplace, Dated May 24, 2018.

100.5 NICE Actimize’s User Group to Address Paradigm Shift at Financial Institutions Fueled By AI, Dated May 30, 2018.

100.6 NICE Actimize Introduces ActimizeWatch, Dated May 31, 2018.